QUANTITATIVE GROUP OF FUNDS

Multiple Class Plan Pursuant to Rule 18f-3

Ordinary Shares and Institutional Shares

July 28, 2009

Each class of shares (each a “Class”) of each series (a “Fund”) of the Quantitative Group of Funds (the “Trust”) will have the same relative rights and privileges and be subject to the same sales charges, fees and expenses, except as set forth below. The Board of Trustees may determine in the future that other distribution arrangements, allocations of expenses (whether ordinary or extraordinary) or services to be provided to a class of shares are appropriate and amend this Multiple Class Plan accordingly without the approval of shareholders of any class. Except as set forth in the Fund’s prospectus(es), shares may be exchanged only for shares of the same class of another Quant mutual fund.

Article I. Ordinary Shares

Ordinary Shares are sold at net asset value per share and subject to the minimum purchase requirements as set forth in the Fund’s prospectus. Ordinary Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus with respect to Ordinary Shares. Ordinary Shares are subject to fees calculated as a stated percentage of the net assets attributable to Ordinary Shares under the Trust’s Rule 12b-1 Distribution Plan as set forth in such Distribution Plan. The Ordinary Shareholders have exclusive voting rights, if any, with respect to the Trust’s Rule 12b-1 Distribution Plan.

Article II. Institutional Shares

Institutional Shares are sold at net asset value per share without the imposition of an initial sales charge. Institutional Shares are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Institutional Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus with respect to Institutional Shares.

Institutional Shares are not subject to fees payable under a distribution or other plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”). The Institutional Shareholders of each Fund have exclusive voting rights, if any, with respect to the Fund’s possible future adoption of an Institutional Shares Rule 12b-1 Distribution Plan.

Article III. Allocation of Expenses

Expenses of each Fund, other than the fees set forth in this Article III of this Plan, shall be allocated to each Class thereof on the basis of the net asset value of that Class in relation to the net asset value of the Fund.

1.	RULE 12b-1 FEES. Shall be paid by shareholders of the Ordinary Shares in accordance with the Trust’s Rule 12b-1 Distribution Plan.

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2.

TRANSFER AGENT FEES AND RELATED EXPENSES. Transfer Agent Fees and Related Expenses are allocated to the Ordinary Shares or Institutional Shares, as applicable, based on the average daily total net assets of the Ordinary Shares or Institutional Shares, as applicable, except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the Internal Revenue Service (“IRS”) relating to the issuance of multiple classes of shares.

3.

REGISTRATION FEES. Fees paid to maintain the state and federal registration of the Ordinary Shares and Institutional Shares shall be allocated first to each Fund based on the relative net asset value of each Fund and then to each Class of each Fund based on the relative net asset value of each Class thereof.

4.	SHAREHOLDER MEETING FEES. Each Class shall bear the costs and expenses associated with conducting shareholder meetings for matters relating to the Class.

Article IV. Approval by Board of Trustees

This Multiple Class Plan shall not take effect until it has been approved by the vote of a majority (or whatever greater percentage may, from time to time, be required under Rule 18f-3 under the Act) of (a) all of the Trustees of the Fund and (b) those of the Trustees who are not “interested

Persons” (as such term may be from time to time defined under the Act) of the Fund.

Article V. Amendments

No material amendment to this Multiple Class Plan shall be effective unless it is approved by the Board of Trustees of the Fund in the same manner as is provided for approval of this Multiple Class Plan in Article IV.

LIBC/3635424.3

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